April 24, 2009

JPMorgan Insurance Trust Government Bond Portfolio

JPMorgan Insurance Trust

245 Park Avenue

New York, New York 10167

JPMorgan Insurance Trust Core Bond Portfolio

JPMorgan Insurance Trust

245 Park Avenue

New York, New York 10167

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of April 17, 2009, between and among: (i) JPMorgan Insurance Trust, a Massachusetts business trust (“JPMIT”) on behalf of one of its series JPMorgan Insurance Trust Government Bond Portfolio (“Target Fund”), and (ii) JPMIT on behalf of one of its series, JPMorgan Insurance Trust Core Bond Portfolio (“Acquiring Fund”). The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund, following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. The Target Fund and Acquiring Fund were established to serve primarily as funding vehicles for variable annuity contracts and variable life insurance contracts (each, a “Contract”) offered by certain insurance companies. Insurance companies establish separate accounts to own shares of the Target Fund or Acquiring Fund in order to fund the respective insurance company’s obligations under Contracts that the respective insurance company has written; the insurance companies through those separate accounts, and not the owners of the Contracts, are shareholders of the relevant fund. Any Fund shareholders other than insurance company separate accounts are permissible shareholders under Treas. Reg. § 1.817-5(f). The term “Shareholder” in this opinion refers to both the insurance company separate accounts, as shareholders of Target Fund or Acquiring Fund (as the case may be), and such other shareholders of Target Fund or Acquiring Fund (as the case may be). This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

JPMorgan Insurance Trust Government Bond Portfolio

JPMorgan Trust Core Bond Portfolio

ROPES & GRAY LLP

- 2 -	April 24, 2009

Target Fund is a series of JPMIT, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each Shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is also a series of JPMIT, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each Shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated February 5, 2009, and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

Based on the foregoing representations and assumption and our review of the documents and items referred to above, we are of the opinion that for U.S. federal income tax purposes:

(i)

The Transaction will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii)

Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund solely in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

(iii)

Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution (whether actual or constructive) of Acquiring Fund Shares by Target Fund to its Shareholders in exchange for their shares of Target Fund;

(iv)	Under Section 354 of the Code, no gain or loss will be recognized by Target Fund Shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares in liquidation of Target Fund;
(v)

Under Section 358 of the Code, the aggregate tax basis for the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Transaction will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

JPMorgan Insurance Trust Government Bond Portfolio

JPMorgan Trust Core Bond Portfolio

ROPES & GRAY LLP

- 3 -	April 24, 2009

(vi)

Under Section 1223(1) of the Code, a Target Fund Shareholder's holding period for the Acquiring Fund Shares received in the Transaction will include the period during which the Target Fund shares exchanged therefor were held by such Shareholder (provided the Shareholder held the Target Fund shares as capital assets on the Closing Date);

(vii)

Under Section 362(b) of the Code, Acquiring Fund's tax basis in Target Fund assets acquired by Acquiring Fund in the Transaction will be the same as the tax basis of such assets in the hands of Target Fund immediately prior to the Transaction;

(viii)

Under Section 1223(2) of the Code, the holding periods in the hands of Acquiring Fund of the assets of Target Fund acquired by Acquiring Fund in the Transaction will include the periods during which those assets were held by Target Fund; and

(ix)

Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

Our opinion is based on the Code, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

JPMorgan Insurance Trust Government Bond Portfolio

JPMorgan Trust Core Bond Portfolio